Richard M. Cutshall

Tel 312.476.5121

Fax 312.899.0449

cutshallr@gtlaw.com

February 6, 2013

VIA EDGAR TRANSMISSION

Ms. Sheila Stout

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IronBridge Funds, Inc. - Investment Company Act of 1940 (“1940 Act”) File No. 811-22397

Dear Ms. Stout:

On behalf of IronBridge Funds, Inc. (the “Registrant”), and each series of the Registrant (collectively, the “Funds”), this letter provides the Registrant’s responses to your comments related to the Registrant’s Annual Report to Shareholders for the period ended June 30, 2012 (the “Annual Report”), and certain other filings we discussed in a telephone call on January 10, 2013.

Below we have restated your oral comments (in bold) and have provided the Registrant’s response to each comment:

1.                                      Comment.  You indicated that, although there are references to ASU 2010-06 regarding fair value measurements in the Registrant’s Form N-Q filing for the quarter-ended March 31, 2012, you believe a more recent update, ASU 2011-04, would have been effective for that period and should have been referenced in the filing.  Although you mentioned your belief that the application of the newer ASU 2011-04 was unlikely to affect that Form N-Q filing, you have requested that the Registrant confirm that to be the case.

Response.  The Registrant confirms that the application of ASU 2011-04 would not have affected the Form N-Q filing for the quarter-ended March 31, 2012.  The Registrant also confirms that the reference to ASU 2010-06 was removed from the Registrant’s Form N-Q filing for the quarter-ended September 30, 2012.

2.                                      Comment.  In light of the IronBridge Global Fund’s transfers out of Level 1 and into Level 2 detailed in the Notes to the Financial Statements contained in the Annual Report, you asked whether, under an application of ASU 2011-04, any such information should have been included in the Form N-Q filing

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for the period ended March 31, 2012, and if not, whether that is due to a materiality threshold or some other reason.

Response.  The Registrant confirms that, for the quarter-ended March 31, 2012, the IronBridge Global Fund was not required to use fair valuation with respect to any of its portfolio securities (i.e., there were no transfers between Level 1 and Level 2 during that quarter).  Consequently, no information akin to that presented in the Annual Report was required to be included in the Form N-Q filing for the quarter-ended March 31, 2012.

3.                                      Comment.  You noted that, as a matter of best practice, the rate of money market funds held in each of the Registrant’s portfolios should be disclosed in the Schedule of Investments included in the Registrant’s future quarterly, semi-annual and annual report filings.

Response.  The Registrant plans to include the yield information for the money market funds disclosed in the Registrant’s future Schedules of Investments.

4.                                      Comment.  You indicated that the Report of Independent Registered Public Accounting Firm contained in the N-CSR filing does not include the city and state in which it was signed.  You asked that the Registrant confirm whether or not the printed version (i.e., the non-EDGARized version) contains such information and also to confirm that the printed version contains the signature of Ernst & Young (which is present in the filed, EDGARized version of the Annual Report on Form N-CSR).

Response.  Based upon a review of the files, it appears that the printed version of the Report of Independent Registered Public Accounting Firm is similarly missing the city and state in which it was signed; however, it does include Ernst & Young’s signature.  The Registrant’s auditor has indicated that the omission of the city and state information was inadvertent, and that such information would be included in the future.

I believe this fully responds to the staff comments that you provided.  We will be happy to address promptly any further questions that you may have regarding the Registrant, the Annual Report and/or the other matters discussed herein.

In connection with this response, we note the following on behalf of the Registrant:  (1) the Registrant is responsible for the accuracy and adequacy of its disclosures in its Annual Report and other filings; (2) Staff comments or changes to disclosures in response to staff comments to the filings reviewed by the staff do not foreclose the U.S. Securities and Exchange Commission from taking any action with respect to the Registrant’s filings; and (3) the Registrant may not assert staff comments as a defense in any proceeding initiated by the U.S. Securities and Exchange Commission under the federal securities laws of the United States.  In addition, the Registrant is aware that the Division of Enforcement has access to all information the Registrant provides to the staff of the Division of Investment Management in its review of the Registrant’s Annual Report and other filings or in response to staff comments on such filings.

Questions concerning these materials may be directed to the undersigned at (312) 476-5121, or to my colleague Arthur Don at (312) 456-8438.

Best regards,

By:	/s/ Richard M. Cutshall
Richard M. Cutshall

cc:                                John G. Davis

Ty M. Baird

Arthur Don